Exhibit 99.1

News Release

www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Reports First Quarter Results

MONTREAL, May 12, 2005 ― SR Telecom Inc. (TSX: SRX, NASDAQ: SRXA) today reported its results for the first quarter of fiscal 2005 ended March 31, 2005.

“During our fourth quarter conference call in March we explained how the effect of reduced supplier credit would result in a significant decrease in overall sales volumes in the first quarter of the current fiscal year,” said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer. “However, we are encouraged by the support we have received from our customers and the current level of bookings. In fact, we have just delivered our first equipment order for the major rural project in Mexico. Once our recapitalization plan is finalized, we will be able to resume production at a more normal level and we expect our sales and deliveries to increase.”

Consolidated First Quarter Results
Consolidated revenues for the first quarter of fiscal 2005 totalled $17.9 million, compared to $26.2 million in the first quarter of fiscal 2004. The consolidated operating loss for the first quarter of fiscal 2005 was reduced to $10.7 million, compared to an operating loss of $13.6 million in the same period in 2004. The consolidated net loss for the first quarter of 2005 was $13.8 million, compared to a consolidated net loss of $16.9 million in the corresponding period in 2004.

“Our gross margins were also negatively impacted by the decreased sales volumes and under-absorbed overhead costs related to lower manufacturing volumes,” Mr. St-Arnaud said.

Wireless Telecommunications Products Segment
Revenues in SR Telecom’s core wireless business segment for the first quarter of fiscal 2005 were $12.8 million, compared to $21.6 million reported during the same period in 2004. The net loss for the first quarter of fiscal 2005 totalled $12.9 million, compared to a $15.1 million net loss in the corresponding period last year.

Selling, general and administrative expenses in the core wireless business segment decreased sharply to $9.8 million for the first quarter of 2005, compared to $13.2 million for the same period in 2004. This decrease was primarily due to the effects of the restructuring that was implemented in the second and third quarters of 2004.

Research and development expenses in the core wireless business segment also decreased significantly, from $7.3 million in the first quarter of 2004 to $3.5 million in the first quarter of 2005. This decrease is also attributable to the restructuring initiative that was implemented by the Corporation in 2004. At this time, the Corporation expects that R&D expenses will remain stable in comparison to the first quarter levels.

In January 2005, SR Telecom took additional steps to align its costs with current levels of business activity and temporarily laid-off 127 employees. The Corporation expects that employees will be recalled as production returns to customary levels.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Telecommunications Service Provider (“CTR”) Segment
For the first quarter of fiscal 2005, CTR’s revenues increased to $5.1 million, compared to $4.6 million in the same period last year. In peso terms, net revenue in the first quarter of 2005 was 2,408 million pesos, compared to 2,075 million pesos in the prior period. The improvement is largely attributable to the increase in access tariffs approved by the Chilean regulator, Subtel, which took effect on March 1, 2004, and to the deployment of new lines in urban areas of Chile.

Operating earnings for CTR totalled $350,000 in the first quarter of fiscal 2005, compared to an operating loss of $259,000 in the same period last year. CTR’s net loss for the first quarter of 2005 was $879,000 compared to a net loss of $1.8 million in the corresponding period in 2004.

“As previously forecast, we are confident that CTR will be able to continue to realize positive EBITDA, and we expect it will generate approximately $7 million of EBITDA in fiscal 2005,” said Mr. Adams, SR Telecom’s Senior Vice-President, Finance and Chief Financial Officer.

Financial Position
SR Telecom's consolidated cash and short-term investment position, including restricted cash, increased to $8.3 million at March 31, 2005, compared to $6.4 million at December 31, 2004.

Subsequent to quarter end, SR Telecom’s Debenture Holders agreed to provide a five-year secured Credit Facility of up to $50.0 million, subject to execution of final documentation and the fulfillment of certain conditions. An amount of up to $20.0 million will be available to the Corporation as certain approvals are received. The balance will be available over the next three quarters, subject to certain conditions. An initial drawdown of this Credit Facility is anticipated in May 2005.

Subject to final documentation and registration of the Credit Facility, the Convertible Debentures, and the CTR loan restructuring, SR Telecom will have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its working capital requirements and continue operations as a going concern for the next twelve months.

Recent Events

•
On April 22, 2005, a restricted group representing approximately 75% of the outstanding 8.15% debentures (the “Debenture Holders”), agreed to waive compliance with certain covenants and extended the maturity and interest payment dates to the earlier of June 30, 2005 and the closing of the proposed re-capitalization plan.

•
On April 18, 2005, SR Telecom announced that it had entered into an agreement in principle with the Debenture Holders regarding a proposed re-capitalization plan. The terms of the plan include the exchange of the outstanding $71.0 million of principal and approximately $2.9 million of accrued interest into 47,266,512 common shares and approximately $63.9 million of new 10% Convertible Redeemable Secured Debentures, due in 2010. Each $1,000 in principal amount of new Convertible Debentures may be converted at the option of the Debenture Holders into 4,727 common shares, representing a conversion price of $0.21 per common share. The debenture exchange is expected to close in June 2005, subject to the approval of the lenders of CTR.

•
On April 18, 2005, SR Telecom also announced that the Debenture Holders agreed to provide a five-year secured Credit Facility of up to $50.0 million, subject to execution of final documentation and the fulfillment of certain conditions. An amount of up to $20.0 million will be available to the Corporation as certain approvals are received. The balance will be available over the next three quarters, subject to certain conditions. An initial drawdown of this Credit Facility is anticipated in May 2005.

•
On April 18, 2005, SR Telecom announced the intention to file a preliminary prospectus relating to Rights Offering to existing shareholders. Pursuant to the Rights Offering, the Corporation will offer to existing shareholders the right to subscribe up to $40.0 million of new common shares at a price to be determined, but no less than $0.254 per share. The funds raised from the Rights Offering will be used for working capital and general corporate purposes and the pro-rata redemption of the new Convertible Debentures and the CTR US debt at 95% of their face value.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

•
On April 18, 2005, SR Telecom announced that it has engaged Mr. William Aziz, Managing Partner of Blue Tree Advisors, as Chief Restructuring Officer on a contract basis to assist in identifying and implementing strategies to capitalize on opportunities for the enhancement of operating performance.

•
On April 4, 2005, SR Telecom announced that it had received purchase orders valued at approximately $11 million from Siemens for the ongoing Telefonica TRAC initiative. The new orders are for the WiMAX-ready symmetry™ solution, which Telefonica intends to use for the rest of the TRAC deployment. Deliveries are scheduled to commence immediately.

•
On March 21, 2005, SR Telecom announced that it had received follow-on purchase orders valued at approximately $4 million of SR500™ from Sonatel, the national telecommunications provider in Senegal as part of a universal access program. Deliveries are scheduled to commence in the second quarter of 2005.

•
On February 14, 2005, SR Telecom engaged Genuity Capital Markets to act as financial advisor and investment banker to assist the Corporation in its refinancing activities. Since its engagement, Genuity and the Corporation have commenced and are continuing discussions with the Debenture Holders with respect to a proposed re-capitalization of the Corporation.

•
On February 14, 2005, SR Telecom reached an agreement with the lenders of Comunicacion y Telefonia Rural S.A. (CTR), its service provider subsidiary in Chile. Pursuant to the agreement, CTR’s lenders have waived compliance with certain financial and operational covenants contained in CTR’s loan documents to May 16, 2005. The Corporation and the CTR lenders are in discussions regarding the proposed capitalization plan and the restructuring of the debt at CTR.

•
On January 26, 2005, SR Telecom announced it had taken steps to reduce its costs in order to align them with the current level of business activity and laid-off an additional 127 employees on a temporary basis. The Corporation expects to recall employees as soon as production returns to normal volumes.

•
On January 26, 2005, SR Telecom announced follow-on orders for 15 angel™ base stations from Siemens for the ongoing Telefonica TRAC project. Telefonica selected angel over a number of competing technologies for an extensive multi-service Broadband Fixed Wireless Access (BFWA) network, which will ultimately see the deployment of approximately 100,000 lines throughout Spain. The TRAC initiative will deliver high quality voice and high-speed data to suburban and rural areas throughout the country. The entire TRAC project calls for approximately 475 base stations.

•
On January 26, 2005, SR Telecom announced that its airstar™ product was selected by Teleunit S.P.A, a major Italian telecommunications operator, for the deployment of its BFWA network in the Tuscany region. The total value of the current phase of this project, which marks the first extension of Teleunit’s initial roll-out of airstar systems, is approximately $1.2 million. Further expansions of the WLL infrastructure in the Tuscany and Marche regions of Central Italy are expected to take place throughout 2005.

•
On January 19, 2005, SR Telecom received new orders valued at approximately $1 million from PT Aplikanusa Lintasarta, the largest data and corporate network communications provider in Indonesia. These add-on orders are for a project initiated in September 2003. Lintasarta has selected airstar wireless broadband solution to provide ATM, frame relay and clear channel services to its customers in the Java, Kalmantan and Sulawesi regions of Indonesia. With these orders, Lintasarta will add airstar base stations and Customer Premises Equipment to its growing network of airstar systems.

•
On January 19, 2005, SR Telecom announced the receipt of purchase orders valued at approximately $10 million from a major telecommunications operator in Latin America. These orders are part of a previously announced frame contract under which the operator selected SR500 family of fixed wireless access systems. Deliveries are scheduled to take place in the first half of 2005.

Detailed financial results for SR Telecom’s first quarter of fiscal 2005 are filed with SEDAR and EDGAR and are also available on the Company’s website at www.srtelecom.com.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

Conference Call
SR Telecom will host a conference call on Thursday, May 12, 2005 at 10:00 AM Eastern Standard Time to discuss these results and update investors on operating progress. SR Telecom President & CEO Pierre St-Arnaud and Senior VP Finance & CFO David Adams will host the conference call, which will include a question and answer session. Investors, analysts and media wishing to participate in this call may dial (514) 807-8791 (Montreal and overseas) or 1-800-814-4859 (elsewhere in North America) fifteen minutes prior to the start time. For those who are unable to listen to the call live, a replay will be available on Thursday, May 12, 2005 as of 12:00 PM until 11:59 PM on Thursday, May 19, 2005 at 1-877-289-8525 (passcode 21124458#). A live and archived audio webcast of the call will also be available online at: www.srtelecom.com.

Forward-Looking Statements
Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM, SR500, ANGEL, AIRSTAR, SWING and SYMMETRY are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Earnings
(in thousands of dollars, except for per share amounts)

	For the Three Months ended March 31st,
	2005			2004
	(unaudited)			(unaudited)
	Wireless			Wireless
	products	CTR	Cons.	products	CTR	Cons.
Revenue
Equipment	9,964	-	9,964	16,550	-	16,550
Services	2,799	-	2,799	5,050	-	5,050
Telecommunications	-	5,134	5,134	-	4,607	4,607
Total revenue	12,763	5,134	17,897	21,600	4,607	26,207
Cost of revenue
Equipment	8,298	-	8,298	11,192	-	11,192
Services	1,560	-	1,560	2,690	-	2,690
Total cost of revenue	9,858	-	9,858	13,882	-	13,882
Gross profit	2,905	5,134	8,039	7,718	4,607	12,325
Agent commissions	540	-	540	594	-	594
Operating expenses	9,841	4,784	14,625	13,186	4,866	18,052
Research and development expenses, net	3,524	-	3,524	7,262	-	7,262
Operating (loss) earnings	(11,000)	350	(10,650)	(13,324)	(259)	(13,583)
Interest expense, net	1,535	697	2,232	1,039	758	1,797
Loss on foreign exchange	212	532	744	451	737	1,188
Loss before income taxes	(12,747)	(879)	(13,626)	(14,814)	(1,754)	(16,568)
Income tax expense	140	-	140	292	25	317
Net loss	(12,887)	(879)	(13,766)	(15,106)	(1,779)	(16,885)
Weighted average number of common shares outstanding			17,610			13,726
Net loss per share basic and diluted	(0.73)	(0.05)	(0.78)	(1.10)	(0.13)	(1.23)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Deficit
For the Three Months ended March 31st,
(in thousands of dollars)

	2005	2004
	(unaudited)	(unaudited)
Deficit, beginning of period as previously reported	(180,561)	(90,941)
Cumulative effect of adoption of new accounting policy	-	(272)
Deficit, beginning of period as restated	(180,561)	(91,213)
Net loss	(13,766)	(16,885)
Share issue costs	-	(3,214)
Deficit, end of period	(194,327)	(111,312)

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Balance Sheets
As at March 31st, 2005 and December 31st, 2004
(in thousands of dollars)

	2005	2004
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	5,319	4,549
Short-term restricted cash	2,491	1,394
Accounts receivable, net	33,377	47,500
Income taxes receivable	1,075	911
Inventory	58,565	59,556
Prepaid expenses and deposits	4,058	3,504
	104,885	117,414
Investment tax credits	13,150	13,150
Long-term accounts receivable, net	5,692	5,644
Long-term restricted cash	498	493
Property, plant and equipment, net	83,398	85,442
Intangible assets, net	4,269	4,494
Other assets, net	1,224	987
	213,116	227,624
Liabilities
Current liabilities
Accounts payable and accrued liabilities	56,003	55,682
Customer advances	1,657	1,932
Current portion of lease liability	5,012	5,043
Current portion of long-term debt	107,022	106,680
	169,694	169,337
Long-term lease liability	2,384	3,577
Long-term liability	1,826	1,810
Long-term debt	269	260
	174,173	174,984
Shareholders' equity
Capital stock	219,653	219,653
Warrants	13,029	13,029
Contributed surplus	588	519
Deficit	(194,327)	(180,561)
	38,943	52,640
	213,116	227,624

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Consolidated Statements of Cash Flows
For the Three Months ended March 31st,
(in thousands of dollars)

	2005	2004
	(unaudited)	(unaudited)
Cash flows from (used in) operating activities
Net loss	(13,766)	(16,885)
Adjustments to reconcile net loss to net cash from (used in) operating activities:
Depreciation and amortization	2,735	3,182
(Gain) loss on disposal of property, plant and equipment	(66)	21
Asset write-down	59	27
Stock-based compensation	69	40
Future income taxes	-	156
Changes in operating assets and liabilities:
Decrease in long-term accounts receivable	-	1,510
Decrease (increase) in non-cash working capital items	14,442	(4,285)
Unrealized foreign exchange	404	711
Net cash from (used in) operating activities	3,877	(15,523)
Cash flows (used in) from financing activities
Repayment of bank indebtedness	-	(700)
Repayment of long-term lease liability	(1,314)	(1,529)
Proceeds from issue of shares and warrants, net of share issue costs	-	46,787
Net cash (used in) from financing activities	(1,314)	44,558
Cash flows used in investing activities
(Increase) decrease in restricted cash	(1,097)	479
Purchase of property, plant and equipment	(611)	(1,073)
Proceeds on sale of property, plant and equipment	268	-
Purchase of short-term investments	-	(40,283)
Proceeds on sale of short-term investments	-	11,887
Increase in other assets	(353)	-
Net cash used in investing activities	(1,793)	(28,990)
Increase in cash and cash equivalents	770	45
Cash and cash equivalents, beginning of period	4,549	8,434
Cash and cash equivalents, end of period	5,319	8,479

Supplemental Information
Cash paid for:
Interest	9	85
Income taxes	34	16

SR Telecom Inc. 8150 Trans-Canada Hwy. Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783